Exhibit 99.1

Otonomo Acquires Neura—Expanding its Pole Position from the Automotive to Mobility and Transportation

Industries

Otonomo’s new, powerful mobility intelligence platform unifies connected vehicle, mobility, and transportation data for actionable insights.

HERZLIYA, ISRAEL / SAN JOSE, CALIFORNIA and PALO ALTO, CALIFORNIA - October 5, 2021: Otonomo Technologies Ltd. (Otonomo), (Nasdaq: OTMO), a leading provider of a pioneering vehicle data platform and marketplace, announces that it has acquired Neura, Inc, (Neura), a leader in AI-powered Mobility Intelligence. Otonomo acquired 100% of Neura outstanding equity interests. Otonomo expects this acquisition to expedite Otonomo’s growth and to contribute positively to Otonomo’s revenue moving forward.

Otonomo’s newly expanded mobility intelligence platform will leverage Neura’s advanced analytics powered by patented Artificial Intelligence (AI) and Machine Learning (ML) technologies, and diverse multi-layered data.

In addition, today, Otonomo announced the launch of new solutions, leveraging Neura technologies, that will provide transportation planners, EV service providers, MaaS providers, fleets and others, with the actionable multimodal and mobility insights required for the effective planning and operation of expedient and sustainable transportation networks.

Otonomo will host a conference call Tuesday, October 5, 2021 at 8:30 a.m. Eastern Time, to discuss the acquisition. See the end of this announcement for additional details.

Otonomo believes the mobility and transportation industries are clamoring for deeper visibility into mobility and multimodal transportation needs on a local and global scale. Otonomo aims to empower organizations across the mobility, transportation and automotive ecosystem to drive strategic, data-driven decisions by transforming vast amounts of rich, accurate data and activity signals into actionable and valuable insights.

“The acquisition of Neura reinforces Otonomo’s leadership in the mobility, transportation and automotive data space.” said Ben Volkow, CEO and Co-Founder, Otonomo. He continued, “In response to our customer and market needs, we can now provide increased value and the required deeper and a more holistic view of mobility. Otonomo is excited to expand its portfolio of SaaS offerings to include vertical specific intelligence solutions. This elevates the Otonomo platform into an impactful solution for the wider mobility, transportation and automotive industries.”

Amit Hammer, CEO of Neura, and newly appointed EVP Operations at Otonomo said, “The synergy between Otonomo and Neura holds great promise for the mobility and transportation ecosystem. We are merging Otonomo’s rich, ground-truth vehicle data from automotive manufacturers, and its advanced data platform and marketplace with Neura’s diverse mobility analytics, insights and intelligence solutions. Going forward, Otonomo intends to provide effective solutions for the most pressing planning, deployment and operation challenges of EV service providers, MaaS providers, fleets and others.”

Otonomo is leading the mobility intelligence evolution by driving a safer, better and cleaner mobility experience that aims to enable sustainable cities, reduced carbon footprint, and decreased traffic congestion. Its data and intelligence solutions will eliminate the guesswork and empower true change across the mobility and transportation landscape. With accurate data, insights and intelligence solutions geared for impact, mobility and transportation providers will be able to shift to providing tailored services to both the riding and driving community.

Conference Call Information

Otonomo will host a conference call Tuesday, October 5, 2021 to discuss the acquisition at:

08:30 Eastern Time

17:30 Pacific Time

15:30 Israel Time

Ben Volkow, CEO, Director and Co-Founder of Otonomo and Bonnie Moav, CFO of Otonomo, will host a conference call to discuss the acquisition of Neura.

To attend the conference, you may either:

•	Watch the webcast via this URL: https://edge.media-server.com/mmc/p/9vdhbkz5

•

Register to use one of the toll-free teleconferencing numbers. You can register here: http://emea.directeventreg.com/registration/6301519 to receive a dail-in number, participant number and event pass code.

The conference call webcast link from Otonomo’s Investor Relations website here: https://investors.otonomo.io/news-events/events.

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About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets, and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 40 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions—taking the guesswork out of mobility and transportation planning, deployment and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services, and dozens of smart city solutions. Otonomo has an R&D center in Israel, and a presence in the United States and Europe.

More information is available at otonomo.io

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About Neura

Neura’s Intelligence Platform empowers organizations to drive strategic, data-driven decisions by transforming vast amounts of anonymized data and activity signals into actionable, impactful and valuable insights. Neura delivers advanced visibility into mobility needs providing solutions for effective urban planning and operations of mobility services. These tools enable transportation planners, MaaS providers and EV services providers to design and operate more sustainable, liveable cities.

For press inquiries, please contact:

Otonomo

Jodi Joseph Asiag

Head of Content and Communications

jodija@otonomo.io

For investment inquiries, please contact:

MS- IR for Otonomo

Miri Segal

msegal@ms-ir.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the anticipated benefits of the acquisition of Neura, the amount and timing of synergies from the acquisition of Neura, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, the ability to successfully integrate Neura, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s final prospectus filed with the SEC on July 21, 2021 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.